Exhibit 99.6

Consent of Director Nominee

In connection with the Registration Statement on Form F-4 (the “Registration Statement”) of Fortis Inc. (the “Company”) relating to the transactions contemplated by the Agreement and Plan of Merger, dated as of February 9, 2016, by and among the Company, FortisUS Inc., ITC Holdings Corp. (“ITC”) and Element Acquisition Sub Inc. (“Merger Sub”), pursuant to which Merger Sub will merge with and into ITC, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named and described as a nominee to the board of directors of the Company in such Registration Statement, as may be amended from time to time, and to the filing or attachment of this consent with such Registration Statement and any amendment or supplement thereto.

/s/ Jo Mark Zurel
Jo Mark Zurel

April 21, 2016